Mail Stop 4561

      February 7, 2006

Reed Fisher
Cirracor, Inc.
3375 Toopal Drive, Suite 101
Oceanside, CA 92054

Re:	Cirracor, Inc.
      Form 10-KSB for Fiscal Year Ended September 30, 2005
      File No. 000-50282

Dear Mr. Fisher:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended September 30, 2005

Item 6. Management`s Discussion and Analysis of Financial
Condition
or Plan of Operation

For the year ended September 30, 2005 as compared to the year ended
September 30, 2004

Results of Operations, page 7

1. We note that the sale of three computer systems aided in the generation of your fiscal year 2005 revenue. Tell us more about these computer systems that you sold. In this regard, tell us how these computer systems fit into your business description of designing and building web sites and web applications (your page
2).
Tell us why you felt that the appropriate accounting treatment was to recognize the sale as revenue. See paragraphs 78, 79 and 82 of FASB
Concept Statement No. 6. In this regard, explain why you believe that the sale of equipment is a result of your ongoing major or central operations instead of being incidental. Provide the authoritative accounting literature relied upon in your decision.

2. We note that your cost of sales for the year ended September
30,
2004 was 128% of the revenue recognized. Further, in fiscal year 2005, the cost of sales amount was only 81% of total revenue.
Tell
us more about this decrease in cost of sales as a percentage of revenue. In this regard, tell us whether management considers this decrease to be a trend that will have, or is reasonably likely to have, a material impact on the company`s future operating results. The disclosure should explain why costs exceeded revenue for the fiscal year ending 2004. Refer to SEC Release No. 34-48960 "Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations".

3. We note that you "incurred higher expense for professional fees" in fiscal year 2005 when compared to fiscal year 2004. Similar to the comment above, tell us more about the increase in professional fees and whether management considers this to be a trend that will continue in the future. In your response, tell us what consideration you gave to disclosing the reasons behind the increase in professional fees in your filing. Refer to Item 303 of Regulation S-
B.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies, page 14

Revenue Recognition, page 15

4. We note your disclosure that you recognize revenue for your website development services utilizing SOP 97-2. Tell us more about the software that is being sold or licensed to the customers. Clearly indicate the types of services and/or products being sold to customers (i.e., deliverables). Explain how you allocate revenue to each of these deliverables and how you determine that revenue has been realized and earned. Further, tell us how you considered EITF
00-3 when determining that SOP 97-2 was the appropriate revenue model to follow.

Item 8A. Controls and Procedures, page 38

5. We note your disclosure that "[you] maintain controls and procedures designed to ensure that information required to be disclosed in the reports that [you] file or submit...is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Based upon their evaluation of those controls and procedures performed within 90 days of the filing date of this report, [your] chief executive officer and the principal financial officer concluded that [their] disclosure controls and procedures were adequate." Address the following points related to your disclosure controls and procedures:
* It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Revise in future filings to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures. That is, confirm to us that those controls and procedures are effective not just adequate.
* Revise in future filings to state and confirm, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule
13a-15(e).

6. We note that you evaluated the effectiveness of your disclosure controls and procedures as of a date within 90 days prior to the filing of your report. The evaluation of your disclosure controls and procedures pursuant to Rule 13a-15(b) under the Exchange Act and
Item 307 of Regulation S-B is to be made as of the end of the period covered by the report. Please tell us whether the applicable executives concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report. Ensure that future filings properly indicate that those controls and procedures are effective at that end of the reporting period.

Form 8-K filed on January 30, 2006

7. We note that the Treasurer/Chief Financial Officer resigned on January 30, 2006. In the absence of any employees, how does the Company propose to create the system of accounting controls and procedures and maintain the accounting records that it will use to record transactions and that would be audited by the independent accountant? It must plan to hire consultants to set up its accounting system and then record transactions, as well as pay the audit fees with respect to the audit services regarding financial statements the company will prepare. What is the CEO`s (i.e. only employee`s) experience with financial accounting and preparation of reports under the Exchange Act and is disclosure in this respect appropriate, especially in view of the roles of that person as CEO,
CFO and chief accounting officer.

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Jason Niethamer at 202-551-3855 or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,



Stephen Krikorian
Accounting Branch Chief

Reed Fisher
Cirracor, Inc.
February 7, 2006
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